FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

The Real Brokerage Inc. (the “Company” or “Real”)
133 Richmond Street West

Suite 302 Toronto, Ontario M5H 2L3

Item 2 – Date of Material Change

May 17, 2021

Item 3 – News Release

A news release disclosing the material change was issued by the Company on May 17, 2021 through the services of PRNewswire.

Item 4 – Summary of Material Change

On May 17, 2021, the Company announced its intention to commence a normal course issuer bid (“NCIB”), under which the Company may purchase up to 5% of its issued and outstanding common shares (the “Common Shares”). The NCIB is expected to commence on or about May 20, 2021 and terminate the earlier of: (i) one year from such commencement; or (ii) the date on which the Company has purchased the maximum number of Shares to be under the NCIB. All Common Shares purchased under the NCIB will be purchased on the open market through the facilities of the TSX Venture Exchange (the “TSXV”) at prevailing market prices.

Item 5 – Full Description of Material Change

5.1 – Full Description of Material Change

On May 17, 2021, the Company announced its intention to commence the NCIB, under which the Company may purchase up to 7,170,279 Common Shares, representing approximately 5% of its issued and outstanding Common Shares as at May 17, 2021. The Company is commencing the NCIB because the Company has established a Restricted Share Unit Plan (“RSU Plan”) for the benefit of designated participants. Designated participants are employees, officers or consultants of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan. Under the Plan, vested RSUs are redeemable for Shares, a cash payment equivalent to the value of a Share or a combination of cash or Shares. The RSU Plan provides that Common Shares available to satisfy such redemption will be acquired on the market. The NCIB is being conducted to acquire the Common Shares for the purposes of the RSU Plan.

Real has appointed CWB Trust Services as the Trustee for the purposes of arranging for the acquisition of the Common Shares and to hold the Common Shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. Through the trustee, RBC Capital Markets (“RBCCM”) has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. RBCCM is required to comply with the TSXV NCIB rules in respect of the purchases of Common Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Common Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants under the terms of the RSU Plan to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Tamir Poleg

Chief Executive Officer

Tel: 646-469-7107

Item 9 – Date of Report

May 25, 2021